Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110



	October 14, 2014


VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Pioneer Ibbotson Asset Allocation Series
	Registration Statement on Form N-14
	(File No. 333-198612)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of Post-Effective Amendment No. 1 (the "Amendment") to the combined information statement and registration statement on Form N-14 (the "Registration Statement") of Pioneer Ibbotson Asset Allocation Series (the "Registrant"), which was filed on
October 10, 2014 (Accession No. 0000891804-14-001006).

The Registration Statement became effective on October 8, 2014, pursuant to Rule 488 under the Securities Act. Accordingly, the Registrant intended to file the Amendment as a post-effective amendment pursuant to Rule 485(b) under the Securities Act. However, the Registrant inadvertently filed the Amendment under EDGAR submission type N-14/A. The Amendment should have been filed under EDGAR submission type 485BPOS.

The Registrant hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz